

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2013

<u>Via E-mail</u>
Joao Neto
President and Director
Lodging Media, Inc.
Rua Leopoldo Miguez, 159
Rio de Janeiro, RJ, Brazil, 22060-020

> **Re: Lodging Media, Inc.
> Amendment No. 1 to Registration Statement on Form S-1
> Filed March 14, 2013
> File No. 333-186482**

Dear Mr. Neto:

We have reviewed the above-referenced filing and the related response letter dated March13, 2013 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 5, 2013.

<u>General</u>

1.   Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

<u>Risk Factors, page 11</u>

<u>General</u>

2.   We note the revisions made in response to prior comment 4. Please revise to clarify that your reporting obligations pursuant to Section 15(d) will be suspended while you have a class of securities registered under Section 12 or, if on the first day of any fiscal year other than the year in which a Securities Act registration statement becomes effective, you have fewer than 300 record holders of the class of securities offered under the Securities Act registration statement. For guidance, see Small Business and the SEC, available on our website at http://www.sec.gov/info/smallbus/qasbsec.htm.

3.   We note your response to prior comment 7 and are unable to agree with your analysis. Given that you have not yet begun operations and may not provide listings on a global scale for some time, it is unclear why potential conflicts between your executive officers and your company are not material. Please provide further analysis.

Description of Business

Market Opportunity, page 29

4.   We refer to prior comment 9. You state that you will market your website to property owners "from around the world." Please identify the specific regions in which you intend to provide short term for-rent-by-owner listings.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or the undersigned at (202) 551-3735with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
       Michael J. Morrison, Esq.